Contact

www.linkedin.com/in/angela-hansen-0696712 (LinkedIn)

Top Skills

Pharmaceutical Industry
Drug Development
Clinical Trials

Languages

Spanish

Angela Hansen

Vice President, Program Management and Regulatory Affairs at WinSanTor, Inc
San Diego, California, United States

Summary

A purpose-driven senior Drug Development Leader with over 25 years of experience who possesses an entrepreneurial mindset, is hands-on and highly motivated to flexibly and effectively lead and interact with multi-disciplinary teams with expertise and a proven track record in the successful execution of integrated drug development programs ranging from drug discovery and lead optimization to Phase I through Phase IV clinical trials.

Experience

WinSanTor, Inc

Vice President, Program Management and Regulatory Affairs
2017 - Present (8 years)
San Diego, CA

Working to transform the lives of patients suffering from peripheral neuropathy as the Executive Lead for cross-functional teams, who creatively and innovatively manages across all disciplines including the associated drug substance and drug product manufacturing and regulatory submissions (both domestic and international). Responsible for budget planning, resource allocation and oversight, and stakeholder management. Functions as the primary operational liaison for both the Scientific Advisory Board (SAB) and the Board of Directors (BOD) and the Alliance Management Lead for our investment partner.

Education

UC San Diego

BS, Physiology and Neuroscience